October 2, 2019

Jeremy Schwartz
Chief Executive Officer
WisdomTree Continuous Commodity Index Fund
c/o WisdomTree Commodity Services, LLC
245 Park Avenue
35th Floor
New York, New York 10167

       Re: WisdomTree Continuous Commodity Index Fund
           Registration Statement on Form S-3
           Filed September 24, 2019
           File No. 333-233919

Dear Mr. Schwartz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            CF Office of
Finance
cc:    Terrence A. Childers